Filed Pursuant to Rule 433
Registration Statement Number 333-132750
July 11, 2006
COMCAST CORPORATION
$1,250,000,000 FLOATING RATE NOTES DUE 2009
$1,000,000,000 6.50% NOTES DUE 2017
Final Term Sheet

Issuer:	Comcast Corporation (the “Company”)

Guarantors:	Comcast Cable Communications, LLC Comcast Cable Communications Holdings, Inc. Comcast Cable Holdings, LLC Comcast MO Group, Inc. Comcast MO of Delaware, LLC

Issue of Securities:	Floating Rate Notes due 2009 6.50% Notes due 2017

Denomination:	$1,000 and multiples thereof

Indenture:
Indenture dated as of January 7, 2003 by and among the Company, the Cable Guarantors (other than Comcast MO of Delaware, LLC) and the Bank of New York, as Trustee (the “Trustee”), as amended by the First Supplemental Indenture dated as of March 25, 2003 by and among the Company, the Cable Guarantors and the Trustee

Trustee:	The Bank of New York

Expected Ratings:	Moody’s: Baa2; S&P: BBB+; Fitch: BBB+

Joint Book-Running Managers:	Lehman Brothers Inc. Morgan Stanley & Co. Incorporated Greenwich Capital Markets, Inc.

Co-Managers:
Banc of America Securities LLC
Barclays Capital Inc.
BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
Daiwa Securities America Inc.
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
LaSalle Financial Services, Inc.
Lazard Capital Markets LLC
Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated
UBS Securities LLC
Wachovia Capital Markets, LLC
BNY Capital Markets, Inc.
SunTrust Capital Markets, Inc.

Junior Co-Managers:	Guzman & Company Samuel A. Ramirez & Co., Inc. The Williams Capital Group, L.P. Cabrera Capital Markets, Inc. Loop Capital Markets, LLC

Trade Date:	July 11, 2006

Settlement Date:	July 14, 2006 (T+3)

Notes Due 2009

Aggregate Principal Amount:	$1,250,000,000

Benchmark:	3 month LIBOR

Spread to Benchmark:	30 basis points

Coupon:
The interest rate per annum will be reset quarterly on the first day of each interest period and will be equal to LIBOR plus 0.30%. The interest rate will in no event be higher than the maximum rate permitted by

New York law as the same may be modified by United States law of general application.

The amount of interest for each day the Notes due 2009 are outstanding (the “daily interest amount”) will be calculated by dividing the interest rate in effect for that day by 360 and multiplying the result by the principal amount of the Notes due 2009. The amount of interest to be paid on the Notes due 2009 for each interest period will be calculated by adding the daily interest amounts for each day in the interest period.

All percentages resulting from these calculations will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655)) and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one half cent being rounded upwards).

Except as described below for the first interest period, on each interest payment date, interest will be paid for the period commencing on and including the immediately preceding interest payment date and ending on and including the next day preceding that interest payment date. This period is referred to as an “interest period.” The first interest period will begin on and include July 14, 2006 and will end on but exclude October 16, 2006.

“LIBOR,” with respect to an interest period, shall be the rate (expressed as a percentage per annum) for deposits in United States dollars for a three month period beginning on the second London Banking Day after the Determination Date that appears on Telerate Page 3750 as of 11:00 a.m., London time, on the Determination Date. If Telerate Page 3750 does not include this rate or is unavailable on the Determination Date, the calculation agent will obtain such rate from Bloomberg L.P.’s page

“BBAM.” If neither Telerate Page 3750 nor Bloomberg L.P. page “BBAM’ includes this rate, the calculation agent will request the principal London office of each of four major banks in the London interbank market, as selected by the calculation agent (after consultation with Company), to provide that bank’s offered quotation (expressed as a percentage per annum) as of approximately 11:00 a.m., London time, on the Determination Date to prime banks in the London interbank market for deposits in a Representative Amount in United States dollars for a three month period beginning on the second London Banking Day after the Determination Date. If at least two offered quotations are so provided, LIBOR for the interest period will be the arithmetic mean of those quotations. If fewer than two quotations are so provided, the calculation agent will request each of three major banks in New York City, as selected by the calculation agent, to provide that bank’s rate (expressed as a percentage per annum), as of approximately 11:00 a.m. New York City time, on the Determination Date for loans in a Representative Amount in United States dollars to leading European banks for a three month period beginning on the second London Banking Day after the Determination Date. If at least two rates are so provided, LIBOR for the interest period will be the arithmetic mean of those rates. If fewer than two rates are so provided, then LIBOR for the interest period will be LIBOR in effect with respect to the immediately preceding interest period.

“Determination Date” with respect to an interest period will be the second London Banking Day preceding the first day of the interest period.

“London Banking Day” is any day in which dealings in United States dollars are transacted or, with respect to any future date, are expected to be transacted in the London interbank market.

“Representative Amount” means a principal amount that is not less than $1.0 million for a single transaction in the relevant market at the relevant time.

“Telerate Page 3750” means the display designated as “Page 3750” on Moneyline Telerate, Inc. or any successor service (or such other page as may replace Page 3750 on that service or a successor service)

The Bank of New York will act as calculation agent.

Interest Payment Dates:
Quarterly on July 14, October 14, January 14 and April 14, beginning on October 16, 2006 (the first business day following the October 14, 2006 interest payment date); provided however, that if any such interest payment date would fall on a day that is not a business day, other than the interest payment date that is also the date of maturity, that interest payment date will be postponed to the following day that is a business day, except that if such next business day is in a different month, then that interest payment date will be the immediately preceding day that is a business day; and provided further, that if the date of maturity is not a business day, payment of principal and interest will be made on the following day that is a business day and no interest will accrue for the period from and after such date of maturity.

Day Count:	Actual/360

Record Dates:	Fifteenth calendar day, whether or not a business day, before the applicable interest payment date

Maturity:	July 14, 2009

Redemption:
The Company may at its option redeem the Notes due 2009 in whole or in part, at any time or from time to time after July 14, 2007 and prior to their maturity, on at least 30 days, but not more than 60 days, prior notice mailed to the registered address of each holder at a redemption price equal to 100% of the principal amount of such notes plus accrued interest thereon to the date of redemption; and as further described in the Prospectus Supplement dated

July 11, 2006.

Additional Issuances:
An unlimited amount of additional Notes due 2009 may be issued. The Notes due 2009 and any additional Notes due 2009 that may be issued will be treated as a single series for all purposes under the indenture.

CUSIP Number:	20030N AN 1

Public Offering Price:	100% plus accrued interest, if any, from July 14, 2006

Gross Spread:	0.35%

Net proceeds to Comcast, before expenses:	99.65% per $1,000 principal amount of Notes due 2009; $1,245,625,000 total

6.50% Notes Due 2017

Aggregate Principal: Amount:	$1,000,000,000

Maturity:	January 15, 2017

Interest Rate:	6.50% per annum, accruing from July 14, 2006 (calculated on the basis of a 360-day year consisting of twelve 30-day months)

Interest Payment Dates:	July 15 and January 15 commencing January 15, 2007

Pricing Benchmark:	5.125% due 05/16

UST Spot (Yield):	5.102%

Spread to Benchmark:	+143 bps

Yield to Maturity:	6.532%

Makewhole Redemption:
The 6.50% Notes due 2017 are redeemable at the option of the Company at any time, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of such notes and (ii) the sum of the present values of remaining scheduled payments of principal and interest (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis at the Treasury Rate plus 25 basis points, plus in each case accrued interest thereon to the date of redemption.

Additional Issuances:
An unlimited amount of additional 6.50% Notes due 2017 may be issued. The 6.50% Notes due 2017 and any additional 6.50% Notes due 2017 that may be issued will be treated as a single series for all purposes under the indenture.

CUSIP Number:	20030N AP 6

Public Offering Price:	99.759% plus accrued interest, if any, from July 14, 2006

Gross Spread:	0.65%

Net proceeds to Comcast, before expenses:	99.109% per $1,000 principal amount of Notes due 2017; $991,090,000 total
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Lehman Brothers Inc. toll-free at 1-888-603-5847, Morgan

Stanley & Co. Incorporated toll-free at 1-866-718-1649 or Greenwich Capital Markets, Inc. toll-free at 1-866-884-2071 or via e-mail at offeringmaterials@rbsgc.com.